Conatus Pharmaceuticals Inc.

16745 W. Bernardo Dr., Suite 200

San Diego, CA 92127

November 8, 2017

VIA EDGAR

Christine Westbrook

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Conatus Pharmaceuticals Inc.

Registration Statement on Form S-3

Filed August 17, 2017

File No. 333-220014

Dear Ms. Westbrook:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Conatus Pharmaceuticals Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on November 10, 2017, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Cheston J. Larson, Esq. of Latham & Watkins LLP at (858) 523-5435. Thank you for your assistance and cooperation in this matter.

Very truly yours,

CONATUS PHARMACEUTICALS INC.

By:	/s/ Steven J. Mento, Ph.D.
Steven J. Mento, Ph.D.
President and Chief Executive Officer

cc:	Cheston J. Larson, Esq., Latham & Watkins LLP

Matthew T. Bush, Esq., Latham & Watkins LLP

Christopher G. Geissinger, Esq., Latham & Watkins LLP